Mail Stop 4561

January 22, 2008

Graham Alexander
Chief Executive Officer and Chief Financial Officer
Rancho Santa Monica Developments Inc.
3104 Sunnyhurst Road
North Vancouver, BC, Canada V7K 2G3

> **Re: Rancho Santa Monica Developments Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **November 30, 2006**
> **Filed February 14, 2007**
> **Form 10-QSB for Quarterly Period Ended**
> **August 31, 2007**
> **Filed October 15, 2007**
> **File No. 000-51376**

Dear Mr. Alexander:

We issued comments to you on the above captioned filing on November 2, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 5, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 5, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief